Monolithic Power Systems, Inc.

983 University Avenue, Building A

Los Gatos, CA 95032

September 13, 2006

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Monolithic Power Systems, Inc.

Form 10-K for fiscal year ended December 31, 2005 filed March 26, 2006

Form 10-Q for fiscal quarter ended June 30, 2006

Form 8-K dated August 2, 2006

File No. 000-51026

Dear Mr. Webb:

We are in receipt of your letter dated September 6, 2006. In response to your comments, we are reviewing our use of non-GAAP financial measures in the Form 8-K we furnished on August 2, 2006. We will provide you with a complete response to the comments included in your letter no later than October 6, 2006.

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or comments, please contact me at 408-357-6777.

Sincerely,

/s/ C. Richard Neely, Jr.
C. Richard Neely, Jr.
Chief Financial Officer